16006406

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
408

SEC FILE NUMBER
8-69034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **International KBR Finance LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue 28th Floor
(No. and Street)

New York City	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florian Hartmann — 212-218-7401
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street Suite 200	Morristown	New Jersey	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Florian Hartmann, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International KBR Finance LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

KAITLIN A KINDBERGH
Notary Public - State of New York
No. 01KI6320267
Qualified in New York County
My Commission Expires March 2, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm
- [x] Facing Page.
- [x] Statement of Financial Condition.
- [ ] Statement of Operations
- [ ] Statement of Changes in Member's Equity
- [ ] Statement of Cash Flows.
- [ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934
- [ ] Computation for Determination of Reserve Requirements and information relating to the possession or control requirements for Broker Dealers Pursuant to Rule 15c3-3 under the securities Act of 1934.
- [ ] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] An Oath or Affirmation.
- [ ] A copy of the SIPC Supplemental Report.
- [ ] Statement exemption from Rule 15c3-3
- [ ] Independent Accountants' Reports on statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL KBR FINANCE LLC

FINANCIAL STATEMENT

WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

(PURSUANT TO RULE 17a-5(e)(3))

TABLE OF CONTENTS

December 31, 2015

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
International KBR Finance LLC

We have audited the accompanying statement of financial condition of International KBR Finance LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of International KBR Finance LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of International KBR Finance LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2016

INTERNATIONAL KBR FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	1,102,073
Property and equipment, net		158,968
Due from Parent		58,701
Other assets		113,653
	$	1,433,395
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		223,776
Due to Bankhaus Lampe KG		270,950
Deferred rent		112,457
Total liabilities		607,183
Member's equity		826,212
	$	1,433,395

1. Nature of business and summary of significant accounting policies

Nature of Business

International KBR Finance LLC (the "Company") is a single member limited liability company wholly owned by KBR Corporate Finance Inc. (the "Parent"). The Company was established under the laws of the state of New York on April 1, 2011. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under a chaperoning arrangement with Bankhaus Lampe ("BHL") in accordance with SEC Rule 15a-6a(3) for customers in the purchase and sale of foreign securities. The Company executes and clears all trades through Bankhaus Lampe.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated through the date the financial statement was issued.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed on a straight –line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Computer equipment	3 years	Straight-line
Leasehold improvements	shorter of estimated life of asset or lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Deferred rent

In accordance with GAAP, the Company recognizes rent expense on straight-line basis over the life of the lease. The effects of free rent and rental escalations over the life of the lease result in differences between the amounts expensed and the amounts paid. These differences are recorded as deferred rent on the statement of financial condition.

Revenue recognition – consulting income

Pursuant to a Brokerage Service Agreement between the Company and BHL, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. For these services the Company receives a fee which is currently based on certain costs, as agreed to by both parties, plus a fixed monthly fee. Revenue is recognized monthly as earned based on the corresponding costs incurred. During 2015 the Company changed their policy of invoicing BHL for services provided in the month the expense is incurred to invoicing for services a month in advance of the expenses being incurred and as a result has recorded approximately $202,000 as deferred revenue which is included in Due to Bankhaus Lampe on the statement of financial condition.

Income Taxes

The Company is a single member limited liability company and, accordingly is taxed as a disregarded entity and treated as a division of the Parent for income tax purposes. Pursuant to a tax sharing agreement, income taxes of the Company are computed on a separate company basis. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and overpayment of tax on behalf of the Parent are subject to reimbursement by the Parent. As of December 31, 2015 the Company had a balance of $58,701 due from the parent that arose from overpayments of tax obligations by the Company.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, *Accounting for Income Taxes*, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

1. Nature of business and summary of significant accounting policies (continued)

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

2. Customer transactions

In the normal course of business, the Company affects as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the non performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

3. Property and equipment

Details of property and equipment at December 31, 2015 are as follows:

Computer equipment		113,155
Leasehold improvements		112,704
Furniture and fixtures		108,505
		334,364
Less accumulated depreciation and amortization	$	175,396
Net	$	158,968

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard as permitted under Rule 15c3-1. Under this method, the Company's net capital shall not be less than $250,000. At December 31, 2015, the Company had net capital of $494,890, which exceeded the required minimum net capital by $244,890.

5. Concentrations of credit risk and off balance sheet risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an unrelated contractually obligated broker in Germany ("BHL"). These trades are settled on a basis of either delivery or receipt versus payment. The Company's commissions on foreign securities transactions are collected by BHL in exchange for a monthly fee as determined by a "Brokerage Service Agreement" between BHL and the Company. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2015 settled with no resultant loss being incurred by the Company. At December 31, 2015, there were no amounts due from BHL.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Related party transactions

The Company has an Expense Sharing Agreement with its Parent. In accordance with the Expense Sharing Agreement, the Company reimburses the Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Parent. During the year ended December 31, 2015, the Company reimbursed $535,270 of expenses under the Expense Sharing Agreement.

7. Commitments

The Company leases office space under a non-cancellable lease agreement which expires August 31, 2020. The future minimum annual payments, at December 31, 2015 under this agreement are approximately:

Year Ending December 31,	
2016	272,520
2017	280,847
2018	302,548
2019	312,641
2020	208,427
	1,376,983

Rent expense for the year ended December 31, 2015 was $270,883.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Act of 1934 Rule 15c3-3 pursuant to the exemptive provision of the sub-paragraph (k)(2)(i) and (k)(2)(ii).

9. Employee Benefit Plan

The Company has an employee benefit plan subject to Section 401(K) of the Internal Revenue Code under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the 401(k) Plan on a pre-tax salary reduction basis. All employee contributions are 100% vested. The Company matches 100% of an employee's contribution and for the year ended December 31, 2015, employer contributions were approximately $49,000.

10. Subsequent Events

During 2015 the Company and BankHaus Lampe ("BHL") have entered into an agreement whereby, pending certain due diligence procedures and regulatory approvals, BHL would acquire all of the membership interest in the Company. The transaction is expected to be completed in the second quarter of 2016.